CONSENT OF QUALIFIED PERSON

TO:      United States Securities and Exchange Commission

I, James David Gaunt, certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Farallon Resources Ltd. contains any misrepresentation of the information contained in “Technical Report on the 2008 Program on the G-9 Deposit, Campo Morado Project, Guerrero State Mexico”, dated September 26, 2008.

I do hereby consent to the filing with the regulatory authorities.

Submitted this 30th day of September, 2008.

Signed,

/s/ D. Gaunt

James David Gaunt, P.Geo.
24179 McClure Drive,
Maple Ridge, British Columbia
Canada
davidg@hdgold.com